Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-04236) and

Undiscovered Managers Funds (File No. 811-08437)

J.P.Morgan Funds

PO Box 219143, Kansas City, MO 64121-9143

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March 9, 2022

ACTION REQUIRED

Dear Shareholder:

As previously announced, the four J.P. Morgan mutual funds listed below will be converting into exchange-traded funds (“ETFs”), which will continue to be managed by J.P. Morgan Investment Management Inc.:

Mutual Fund	Anticipated Conversion Date
JPMorgan Inflation Managed Bond Fund	April 8, 2022
JPMorgan Market Expansion Enhanced Index Fund	May 6, 2022
JPMorgan Realty Income Fund	May 20, 2022
JPMorgan International Research Enhanced Equity Fund	June 10, 2022

As stated in the enclosed Supplement (which previously was delivered to you), you will need to take certain action now in order to participate in the conversions.

Namely, you must hold your mutual fund shares through a brokerage account held at a financial intermediary that can accept ETF shares on the conversion date. Additional information in this regard can be found in the enclosed Supplement, including the Q&A contained therein.

Please call 1-800-480-4111 if you have any questions. Shareholder Services representatives are available Monday through Friday from 8:00 am to 6:00 pm ET.

Sincerely,

Brian S. Shlissel

President

J.P. Morgan Funds

In connection with the conversions discussed herein, an information statement/prospectus that is included in a registration statement on Form N-14 has been filed with the Securities and Exchange Commission (the “SEC”). The registration statement filed with the SEC may be amended or withdrawn. Investors are urged to read the materials and any other relevant documents because they contain important information about the conversions. Free copies of the materials are available on the SEC’s web site at www.sec.gov. These materials also are available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Please send correspondence to

J.P.Morgan Funds • PO Box 219143 • Kansas City, MO 64121-9143 • www.jpmorganfunds.com